10603 W. Sam Houston Pkwy N.
Suite 300
Houston, Texas 77064
(713)-849-9911

June 30, 2017
Mr. Terence O’Brien
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E. Stop 4631
Washington, D.C. 20549

RE:     Flotek Industries, Inc.
Form 10-K for the Year Ended December 31, 2016
Filed February 8, 2017
Form 10-Q for the Period Ended March 31, 2017
Filed May 3, 2017
File No. 1-13270

Dear Mr. O’Brien:

Set forth below is the response of Flotek Industries, Inc., a Delaware corporation (the “Company”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated June 16, 2017 (the “Comment Letter”), with respect to the above-referenced filings (the “Filings”). For your convenience, we have repeated in bold face type the comment exactly as set forth in the Comment Letter. The Company’s response to the comment is set forth immediately below the text of the comment. A copy of this letter has been furnished on EDGAR as correspondence.

Form 10-K for the Year Ended December 31, 2016

Critical Accounting Policies

Long-Lived Assets Other than Goodwill, page 36

1.
Please help us better understand why the same factors that resulted in you testing the long-lived assets of the Drilling Technologies and Production Technologies segments for impairment, including declines in drilling rig count, would not also result in you testing the Energy Chemistry Technologies and Consumer and Industrial Chemistry Technologies segments for impairment given that they also serve the oil and gas industry. We also note that you recorded a loss from operations in both 2016 and the three months ended March 31, 2017 after presenting the Drilling Technologies and Production Technologies segments as discontinued and that there was a significant decrease in the cash generated from continuing operations from $25.4 million in 2015 to $2 million in 2016 and a further decrease resulting in cash used in operations during the 3 months ended March 31, 2017.

Response: The Company tested long-lived assets other than goodwill of the Drilling Technologies and Production Technologies segments for impairment during 2016. Operations of these segments closely align with oil and gas production as measured by the drilling rig count. Impairments were recorded for the Drilling Technologies segment

Mr. Terence O’Brien
U.S. Securities and Exchange Commission
June 30, 2017

during the three months ended March 31, 2016. Each of these segments experienced declining revenue, flat or decreasing margins, and an increase in loss from operations, excluding the recorded impairment, during 2016 as compared to 2015.

The Energy Chemistry Technologies segment experienced quarterly revenue increases during the second half of 2016, including an increase of 22.5% during the quarter ended December 31, 2016. The Company was successful in promoting the benefits of its CnF® chemistries, and CnF® sales volumes increased 14.7% during 2016 compared to 2015. The gross margin of the segment increased during 2016 compared to 2015. Although the drilling rig count was lower during 2016 than in 2015, the segment’s results were improving to a point where the lower rig count was not an event or circumstance that indicated a possible impairment for this segment.

The Consumer and Industrial Chemistry Technologies segment experienced revenue growth of 32.3% during 2016 compared to 2015 and maintained strong margins and operating results. This segment is not impacted by the drilling rig count as it designs, develops and manufactures products that are sold to companies in the flavor and fragrance industries and specialty chemical industry. The decreased rig count during 2016 was not an event or circumstance that indicated a possible impairment for this segment.

Form 10-Q for the Period Ended March 31, 2017

Capital Resources and Liquidity, page 30

2.
Please expand your disclosures to better address how you determined that your current sources of cash will be sufficient to meet your cash requirements over the next 12 months in light of the following:

•
You refer to your total liquidity as available borrowing capacity under the revolving line of credit and available cash. It appears that both of these amounts decreased from December 31, 2016 to March 31, 2017. Specifically, cash and cash equivalents decreased from $4.8 million at December 31, 2016 to $1.8 million at March 31, 2017 and the available borrowing capacity decreased from $16.5 million at December 31, 2016 to $15.2 million at March 31, 2017; and

•
Your net cash generated from operating activities decreased significantly from $25.5 million during the year ended December 31, 2015 to $2.1 million during the year ended December 31, 2016. You also reported net cash used in operations during the period ended March 31, 2017 of $3 million.

Refer to Item 303(a)(1) and (2) of Regulation S-K.

Response: During the first three months of 2017, the Company funded capital requirements primarily with cash on hand and debt financing. Net cash used in operations during the quarter ended March 31, 2017 was $2.6 million. One factor causing this was a temporary spike in accounts receivable, which has subsequently been reduced to normal levels. The current ratio remained strong at 1.94 to 1.00 at March 31, 2017. The Company has disclosed a reduction in planned capital expenditures for 2017 of approximately $5 million.

Available borrowing capacity under the Company’s revolving line of credit decreased to $15.2 million at March 31, 2017 from $16.5 million at December 31, 2016. The available borrowing capacity has subsequently increased to $31.4 million at May 31, 2017, primarily by reducing debt with cash received from the sales of assets in discontinued operations.

In future filings, the Company will expand disclosures regarding its determination that current sources of cash will be sufficient to meet cash requirements over the next 12 months.

3.
We note that your amended credit facility entered into in February 2017 among other things modified certain covenants and restrictions. It is not clear if the covenant modifications were made because of your inability to meet the prior covenant terms in place. In this regard, please disclose the actual ratios/amounts as of each reporting date for any material debt covenants for which it is reasonably likely that you will not be able to meet or which could impact your ability to obtain additional debt or equity financing to a material extent. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350.

Response: Although the comment refers to a February 2017 credit facility amendment, the Company assumes the comment is referring to the Seventh Amendment entered into on April 28, 2017, and effective as of March 31, 2017.

Mr. Terence O’Brien
U.S. Securities and Exchange Commission
June 30, 2017

As described in the Company’s Form 8-K filed on May 1, 2017, this amendment (i) revised the definition of Adjusted EBITDA to include the loss from discontinued operations of the Company’s Drilling Technologies and Production Technologies businesses, (ii) revised the definition of CapEx Trigger Period to reduce to $10 million from $15 million the threshold for undrawn availability for the month-end of April, May and June 2017, and (iii) reduced the threshold for undrawn availability to $10 million from $15 million for the month-end of April, May and June 2017, needed to continue the maximum annual capital expenditures permitted under the credit facility at $20 million rather than reduce it to $15 million.

There were no covenants requiring a calculation involving the definition of Adjusted EBITDA until the quarter ended March 31, 2017. The definition was modified effective March 31, 2017 to specifically include the loss from discontinued operations. Discussions the Company had with the lender indicated the lender intended to include this loss as an add-back to Adjusted EBITDA following the new definition of Permitted Business-Line Disposition added effective September 30, 2016, but only after the approximate amount of the loss was known.

This amount of undrawn availability exceeded $15 million each month-end through March 2017. The Company expected sales proceeds from the sales of its Drilling Technologies and Production Technologies businesses to occur before the end of May 2017, but unexpected delays in closings could have temporarily caused undrawn availability at the end of April, May or June 2017 to dip below $15 million.

The Company closely monitors its compliance with debt covenants and was in compliance with all material covenants as of the quarter ended March 31, 2017. The fixed charge coverage ratio, which includes a calculation using Adjusted EBITDA, was 2.96 to 1.00 compared to its covenant of not less than 1.00 to 1.00. In addition, the minimum undrawn availability at all month-ends during the quarter ended March 31, 2017 exceeded $15 million. The undrawn availability at April 30, 2017 and May 31, 2017 was $11.5 million and $31.4 million, respectively. Sales of substantially all of the Company’s Drilling Technologies and Production Technologies businesses closed in May 2017.

The Company has been able to meet all of its material debt covenants and expects to remain in compliance with its material debt covenants. In the event the Company determines it is reasonably likely that it will not be able to meet its material debt covenants or that compliance with such material debt covenants is reasonably likely to impact its ability to obtain necessary debt or equity financing to a material extent, the Company will disclose these circumstances in its periodic filings with the Commission.

* * * * * * * *

Please let us know if you have any questions or if we can provide additional information or otherwise be of assistance in expediting the review process.

Very truly yours,

/s/ H. Richard Walton
H. Richard Walton
Executive Vice President and Chief Financial Officer

cc:	Nudrat Salik
W. Mark Young (Andrews Kurth Kenyon LLP)